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FORM 4                                                    OMB Approval
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                                                 OMB Number            3235-0287
                                                 Expires:     September 30, 1998
                                                 Estimated average burden
                                                 hours per response ........ 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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
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 1. Name and Address of Reporting Person*      2. Issuer Name AND Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Peters          Christopher                         8x8, Inc.-EGHT                           Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
         2445 Mission College Blvd.               Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)          January 1998      ----        title ---       below)
                 (Street)                                                 ------------------                below)
Santa Clara          CA              95054                                5. If Amendment,          Vice President, Sales
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                  X   Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                                       TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                  (Month/      (Instr. 8)                                End of Month        Direct         Benefi-
                                   Day/                                                  (Instr. 3 and 4)    (D) or         cial
                                   Year)  ---------------------------------------                            Indirect       Owner-
                                          Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
Common Stock                     1/22/98    M            1,833      A        $0.50                                 D
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Common Stock                     9/3/97     M           11,728      A        $0.50                                 D
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Common Stock                                                                  TOTAL:         13,561
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                                                                                                                     SEC 1474(7/96)

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
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FORM 4 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                             Common
(right to buy)                $0.50      01/22/98      M              1,250        (1)   01/27/05 Stock       1,250

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Employee Stock Option                                                                             Common
(right to buy)                $0.50      01/22/98      M                583        (2)   06/24/06 Stock         583

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                                                                                                   Common
Options to Buy Common Stock   $0.50                                                (1)   01/27/05  Stock      4,063

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                                                                                                   Common
Options to Buy Common Stock   $0.50                                                (2)   06/24/06  Stock      4,376

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                                                                                                   Common
Options to Buy Common Stock   $6.80                                                (3)   06/23/07  Stock     70,000

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                                                                                                   Common
Options to Buy Common Stock   $11.25                                               (4)   07/28/07  Stock     33,000

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Options to Buy Common Stock                                                                                             TOTAL:
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                     -0-                  D
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                                     -0-                  D
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                                   4,063                  D
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                                   4,376                  D
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                                  70,000                  D
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                                  33,000                  D
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                                 111,439
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Explanation of Responses:

(1) 1/4th of the shares vested on January 29, 1996; 1/36th of the remaining shares shall vest on the last of each full month thereafter, until all of the shares have vested.

(2) 1/48th of the shares shall vest on the last day of each full month after the vesting commencement date of June 24, 1996, until all of the shares have vested.

(3) 1/48th of the shares shall vest on the last day of each full month after the vesting commencement date of June 23, 1997, until all of the shares have vested.

(4) 1/48th of the shares shall vest on the last day of each full month after the vesting commencement date of July 28, 1997, until all of the shares have vested.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 ------------------------------- -------
                                                                                            **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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